RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Engages Investing News Network

VANCOUVER, BC, September 4, 2024 - RED METAL RESOURCES LTD. ("Red Metal" or the "Company") (CSE:RMES, OTCPINK:RMESF, FSE:I660)  announces that it has entered into an advertising and investor awareness campaign agreement ( the "Agreement") with Investing News Network ("INN"). INN is a private company headquartered in Vancouver, Canada, dedicated to providing independent news and education to investors since 2007.

INN will introduce the Company to INN's audience of educated, active investors. Using a variety of methods, including an enhanced advertiser profile, news marketing, website and newsletter advertising and dedicated emails, INN will encourage its audience to engage directly with the Company to consider investing in the Company. INN does not provide Investor Relations or Marketing services. The Agreement is for fourteen (14) months, commencing on September 3, 2024 at a cost of $86,400 plus GST. INN can be reached at info@investingnews.com or by phone at 604-688-8231; INN is located at 736 Granville Street, Suite 1200, Vancouver, BC V6Z 1E4. INN currently holds no common shares. The Company will not issue any securities to INN as compensation for the services.

Caitlin Jeffs, P. Geo, President and CEO of the Company, commented, "We are excited to start working with INN.  They have a great reputation within the investor community and this campaign with INN will help us communicate the value of the Carrizal project, which is an advanced exploration property with high grade copper mineralization.  Over the next 12 months, as we advance the project, INN will be a valued partner in Canada to communicate the Company's progress."

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES, on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF, and on Frankfurt Stock Exchange under the symbol I660.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.